Exhibit

Exhibit Description

99.1	Announcement on 2012/02/29: The earthquake recorded in Southern Taiwan on February 26 had no significant impact on the Company’s finance and business

99.2	Announcement on 2012/03/02: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2012/03/02: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2012/03/05: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2012/03/12: UMC will attend investor conferences on 2012/03/14

99.6	Announcement on 2012/03/12: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2012/03/14: Important Resolutions from 11th term 20th Board Meeting

99.8	Announcement on 2012/03/14: Board Meeting Resolution on Retained Earnings Distribution

99.9	Announcement on 2012/03/14: Board’s Resolution to Convene Annual General Meeting (AGM)

99.10	Announcement on 2012/03/14: Board Meeting Resolution on cancellation of treasury shares

Exhibit 99.1

The earthquake recorded in Southern Taiwan on February 26 had no significant impact on the Company’s finance and business

1.Date of occurrence of the event:2012/02/29
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
The earthquake recorded in Southern Taiwan on February 26 had no significant impact on the Company’s finance and business.
6.Countermeasures:N/A

7.Any other matters that need to be specified:N/A

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2012/01/06~2012/03/02
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 583,507,639 NTD; total transaction price: $ 583,507,639 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/12/09~2012/03/02
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 582,532,503 NTD; total transaction price: $ 582,532,503 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Novellus Systems International.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/12/23~2012/03/05
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 618,590,587 NTD; total transaction price: $ 618,590,587 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.5

UMC will attend investor conferences on 2012/03/14

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/03/14

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Far Eastern Plaza Hotel,Taipei

3.Financial and business related information:

The Company will attend the “Taiwan, Technology & Beyond” Conference held by Bank of America Merrill Lynch on 2012/03/14 in Far Eastern Plaza Hotel.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): facilities and equipment
2. Date of the occurrence of the event: 2012/03/09~2012/03/12
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 367,619,048 NTD; total transaction price: $ 367,619,048 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fu Tsu Construction; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.7

Important Resolutions from 11th term 20th Board Meeting

1.Date of occurrence of the event:2012/03/14
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
The board meeting has approved important resolutions as follows:

(1)Approved 2011 Business Report and Financial Statements.

The Company’s revenue for 2011 was NT$105,880 million and net income after tax was NT$10,610 million, with EPS of NT$0.84.The difference between the aforementioned audited net income and EPS and the self-assessed numbers announced at the Q4, 2011 Investor Conference held on Feb 8, 2012 is due to the additional recognition of the impairment loss from the financial assets of the invested companies.

(2)Proposed Dividend Distribution and Employee Bonus. (approximately NT$0.5 per share)
(3)Approved the cancellation of treasury shares.
(4)The 2012 Annual General Meeting will be held at 9:00 AM on Tuesday, June 12, 2012 at UMC’s Fab8S Conference Hall, located at No.16, Creation Rd. 1, Hsinchu Science Park.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.8

Board Meeting Resolution on Retained EarningsDistribution

1.Date of the board of directors resolution:2012/03/14
2.Type and monetary amount of dividend distribution:
Cash dividends of NT$6,316,434,833(approximately NT$0.5 per share);
3.Any other matters that need to be specified:

(1)Propose to distribute employee cash bonus of NT$1,618,217,302; bonus for directors is NT$9,303,426.

Exhibit 99.9

Board’s Resolution to Convene Annual General Meeting (AGM)

1.Date of the board of directors resolution:2012/03/14
2.Date for convening the shareholders’ meeting:2012/06/12
3.Location for convening the shareholders’ meeting:UMC’s Fab8S Conference Hall(No.16, Creation Rd. 1, Hsinchu Science Park)
4.Cause or subjects for convening the meeting:
1)Items to report

1.2011 business report

2.Audit Committee’s report of 2011 audited financial report

3.Acquisition or disposal of assets with related parties in 2011

4.The status of acquiring the holding company of He Jian Technology (Suzhou) Co., Ltd.

2)Items to be approved

1.The Company’s 2011 business report and financial statement

2.The Company’s 2011 retained earnings distribution.

3)Directors’ Election and discussion items

1.To elect the board members for the 12th term

2.To release the newly elected Director from non-competition restrictions

3.To amend the Company’s “Acquisition or Disposal of Assets Procedure”

5.Book closure starting date:2012/04/14
6.Book closure ending date:2012/06/12
7.Any other matters that need to be specified:None

Exhibit 99.10

Board Meeting Resolution on cancellation of treasury shares

1.Date of the board of directors resolution:2012/03/14
2.Reason for the capital reduction:
157,934,400 treasury shares from the Company’s 13th share buyback program, will be cancelled.
3.Amount of the capital reduction:NTD1,579,344,000
4.Cancelled shares:157,934,400 shares
5.Capital reduction ratio:1.21%
6.Paid-in capital after the capital reduction:NTD129,264,071,650
7.Scheduled date of the shareholders’ meeting:NA
8.Any other matters that need to be specified:The record date of capital reduction is on 2012/03/14.